Exhibit 99.1

Bohai Leasing completes acquisition of Avolon

Avolon now core brand of world’s 4th largest aircraft leasing group

Dublin & Hong Kong | January 8, 2016: Avolon, the international aircraft leasing company, announces the completion of its merger agreement with Bohai Leasing (“Bohai”). As a wholly-owned subsidiary of Bohai, Avolon’s shares have ceased trading on the New York Stock Exchange (“NYSE”).

Transaction Highlights

▶	Avolon is now a wholly-owned, indirect subsidiary of Bohai Leasing, a global leader in transportation (container and aircraft) leasing.

▶	Bohai Leasing is the only listed leasing company on the Chinese A-Share stock market and is majority owned by HNA Group, a Fortune 500 company with global interests in a range of sectors including aviation, leasing, logistics, tourism and transportation.

▶	Avolon will be the core aircraft leasing brand for Bohai Leasing and its parent, HNA Group, and assumes management of the Hong Kong Aviation Capital (HKAC) business, another Bohai subsidiary.

▶	Avolon’s owned, managed and committed fleet, at December 31, 2015, together with the HKAC fleet, comprises 420 aircraft with an average aircraft age of 3.2 years and a value of c. US$22 billion serving 67 customers in 36 countries.

▶	Avolon’s pro-forma fleet includes direct orders from manufacturers for new technology aircraft, including 105 Airbus neo aircraft (A320 family and A330); 20 Boeing 737 MAX aircraft; and 6 Boeing 787-9 aircraft.

▶	Avolon, together with HNA Group and Bohai’s other aircraft leasing interests, comprises a total fleet of more than 500 aircraft—the world’s fourth largest aircraft leasing business by asset value.

▶	Avolon will remain headquartered in Dublin, with a strategic Asian regional head office in Hong Kong and offices in Dubai, Shanghai, Singapore and the United States.

▶	Avolon retains the same experienced management team since formation in 2010, all of whom remain with the integrated business which has a total employee base of 88 people.

▶	Avolon is now part of the HNA Group’s extensive interests in the aviation sector globally including:

–	Interests in 25 airlines: 20 in China along with airlines in Brazil, France, Portugal, South Africa and Turkey.

–	Owner of 9 airports in China with a stated ambition to invest in airports in other markets.

–	Owner of myTechnic, a large European aviation maintenance, repair and overhaul (MRO) business.

–	Owner of Swissport, the world’s leading provider of ground and cargo handling services to the aviation industry with a presence at over 270 airports in 48 countries on five continents.

▶	As part of Bohai and the HNA Group, Avolon has a medium-term objective to become a top 3 aircraft lessor globally.

Avolon	Page 1

Avolon CEO, Dómhnal Slattery, said: “The completion of our acquisition by Bohai is an exciting step in the development of Avolon. We are delighted to be part of Bohai and the wider HNA Group who share our ambitious growth plans. With a fleet of over 500 aircraft, we are now the world’s fourth largest aircraft leasing firm.”

“The Avolon management team remains committed to the business and we see significant opportunities for growth under Bohai’s ownership. We have a proven management team, a strong market position and a parent with the industry experience and financial strength to support our objective to become a top 3 player in the industry.”

Chris Jin, CEO of Bohai Leasing, commented: “Avolon is a leader in the aircraft leasing industry with a strong track record and a leading global platform. We are delighted to welcome Avolon to Bohai and the wider HNA family. Our aircraft leasing interests, now operating under the Avolon brand, position us as the world’s fourth largest aircraft lessor. This position is consistent with our corporate vision at Bohai—which is to build each of our transportation finance businesses into global leaders.”

“The Avolon team has delivered remarkable growth over the past 6 years to become a leading industry franchise with a distinct business model and together we are now entering another exciting phase of growth.”

Adam Tan, President of HNA Group, concluded: “HNA continues to invest across a range of sectors which we believe offer strong, sustainable returns. The aviation sector has been at the core of the HNA business since it was founded and we are pleased to have acquired a successful business and proven management team in Avolon who share our ambitious growth plans. Bohai now has two of the world’s leading leasing businesses — in container and aircraft leasing — and we are committed to continuing to invest in their future success in their respective sectors.”

-END-

About Avolon

Headquartered in Ireland, with offices in the United States, Dubai, Singapore, Hong Kong and Shanghai, Avolon provides aircraft leasing and lease management services. Avolon is a wholly-owned, indirect subsidiary of Bohai Leasing, a Chinese public company listed on the Shenzhen Stock Exchange. As of December 31, 2015, Avolon’s owned, managed and committed fleet, together with the Hong Kong Aviation Capital fleet, comprised 420 aircraft with an average aircraft age of 3.2 years. Together, Avolon, Bohai Leasing and HNA Group is the world’s fourth largest aircraft leasing business by asset value. See www.avolon.aero

About Bohai Leasing Co., Ltd.

Bohai Leasing is a Chinese public company listed on the Shenzhen Stock Exchange (SLE: 000415), a CSI 300 index company, and is the only listed leasing company on the Chinese A-Share stock market. Bohai owns a portfolio of world class equipment and transportation asset leasing companies and is a majority controlled subsidiary of the HNA Group. See www.bohaileasing.com/en/

About HNA Group

HNA Group is a Fortune Global 500 company and a leading enterprise group headquartered in Haikou, China with core businesses spanning across aviation, investment holdings, tourism, capital and logistics. The Group achieved annual revenues of approximately US$21 billion and had total assets of approximately US$76 billion with around 110,000 employees for the year ended 31 December 2014. With its internationalization strategy, HNA Group has established an international presence through various merger and acquisition projects in the past several years. See www.hnagroup.com/en/

Contacts

Dónal O’Neill	T: +353 1 231 5843	M: +353 87 251 1799	ir@avolon.aero
Jonathan Neilan	T:+353 1 663 3686	M:+353 86 231 4135	ir@avolon.aero
Jennifer Peters	T:+353 1 663 3684	M:+353 87 178 7021	ir@avolon.aero

Avolon	Page 2

Note Regarding Forward-Looking Statements

This document includes forward-looking statements, beliefs or opinions, including statements with respect to Avolon’s business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control and all of which are based on our management’s current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “will,” “could,” “should,” “shall,” “risk,” “intends,” “estimates,” “aims,” “plans,” “predicts,” “continues,” “assumes,” “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. No assurance can be given that such future results will be achieved.

Risks and uncertainties include, among others, those concerning expected benefits and costs of the merger, management plans relating to the merger, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Other important factors, including those discussed under “Item 3. Key Information—Risk Factors” included in Avolon’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 3, 2015, may cause Avolon’s actual events or results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements contained in this document. Such forward-looking statements contained in this document speak only as of the date of this document. Avolon expressly disclaims any obligation or undertaking to update these forward-looking statements contained in this document to reflect any change in Avolon’s expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law.

Avolon	Page 3